Solvari, Inc.



ANNUAL REPORT

2700 Louis Henna Blvd Suite 100 Unit J4

Round Rock, TX 78664

(510) 408-8575

https://solvarisolar.com/

This Annual Report is dated May 6, 2025.

BUSINESS

Company Overview

We believe Solvari is revolutionizing the residential solar industry by addressing the complexity and high costs associated with traditional solar panel installations. Our innovative pre-engineered all-in-one solar panel simplifies the installation process by reducing the typical 450 components required for a solar system to a single installable unit. This breakthrough not only slashes installation time, allowing crews to complete three times more jobs per day, but also cuts costs by at least 25%. Solvari's solution is accessible to a wide range of market segments, including home builders, contractors, DIY homeowners, and big box stores, making solar energy more affordable and easier to install than ever before.

Business Model

Solvari's business model focuses on providing a streamlined, cost-effective solution for the residential and small commercial rooftop solar markets. By offering an all-in-one solar panel, we eliminate the inefficiencies and complexities of traditional solar installations. Our panels are easy to install, do not require specialized skills, and come with all necessary components, making them ideal for various market segments. This approach not only reduces operating expenses but also enables faster project completion, increasing profitability for our customers. Solvari's strategy leverages existing customer bases and established business models, allowing us to deliver solar solutions at a significantly lower cost while expanding our market reach.

Intellectual Property

Solvari's innovative technology is protected by our portfolio of patents and intellectual property rights. Our unique pre-engineered all-in-one solar panel design is the result of extensive research and development, which has been rigorously tested and validated by professional engineers and the National Renewable Energy Laboratory. The simplicity and efficiency of our solution set us apart from traditional solar products, ensuring that we maintain a competitive edge in the market. By safeguarding our intellectual property, we can continue to innovate and provide high-quality, cost-effective solar solutions to a broader audience.

Corporate Structure

Solvari, Inc. was initially organized as TECSI Solar, Inc., a California S-Corp on January 17, 2017. The entity converted to a Delaware C-Corp. on May 31, 2023 and changed its name from TECSI Solar, Inc. to Solvari, Inc on June 9, 2023.

Previous Offerings

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $1.00

Number of Securities Sold: 10,000

Use of proceeds: Initial founder stock grant

Date: February 18, 2024

Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $1,271.80

Number of Securities Sold: 12,717,950

Use of proceeds: Initial founder stock grant

Date: August 22, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Net Sales

Net Sales for fiscal year 2022 was $359,638 compared to $84,780 in fiscal year 2023.

In 2022 Solvari was TECSI Solar. TECS Solar was an engineering consulting firm that developed solar products for other companies. The Solvari product was initially developed by TECSI Solar. The $359,638 for 2022 was for services rendered. $70,000 of the $84,780 for 2023 was revenue from a license fee for IP that TECSI Solar owned at the time which has since been transferred to Truthseeker Patent Company as part of TECSI Solar's transition to Solvari, inc. on May 31st 2023 since it was not relevant to the Solvari product nor Solvari's mission or intended assets. The remainder was income from selling Solvari products.

Cost of Sales

Cost of Sales for fiscal year 2022 was $67,797 compared to $174,262 in fiscal year 2023.

In 2022, TECSI Solar was developing products for future Solvari and for its customers. However, due to the very early stage of the development of these products, they didn't have significant material costs associated with them. In 2023, TECSI Solar and later Solvari invested heavily in molds for its polymeric parts, materials to build its 330 beta units and 60 certification units, as well as other items.

Gross Margins

No products were sold in 2022 and only one beta system in 2023. Gross margins are not relevant to the build and sales of beta units due to the limited material order and R&M manual assembly process.

Expenses

Expenses for fiscal year 2022 were $532,956 compared to $561,414 in fiscal year 2023. No significant change occurred.

Historical results and cash flows:

The Company is currently in the pre growth stage and pre revenue generation. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because product sales will be significantly higher and grow much quicker than historical revenue from engineering services. In addition, Solvari has yet to sell a fully certified product (expected by 9/30/24 which has limited growth . Past cash was primarily generated through revenues from engineering services, and government grants and awards. Our goal is for future revenues to be generated primarily through product sales with some coming from government grants and equity raises. Historical cash flows from engineering services are not representative of future cash flows from product sales which are expected to be orders of magnitudes larger. These projections are supported by LOIs and current sales efforts.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $22,950.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Samuel Truthseeker

Samuel Truthseeker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Board Member

Dates of Service: January, 2017 - Present

Responsibilities: Samuel is the only executive at the company and is responsible for all Capital raise activities on StartEngine. He leads Solvari's mission and day to day operations. He currently owns 100% of the company's equity. Samuel does not currently receive compensation but plans to receive a salary after successful funding.

Other business experience in the past three years:

Employer: Truthseeker Holding Company, LLC

Title: CEO

Dates of Service: May, 2023 - Present

Responsibilities: Samuel is the CEO and owns 100% of the company and am responsible for all activities. The LLC has no employees and doesn't generate revenue.

Other business experience in the past three years:

Employer: Truthseeker Patent Company, LLC

Title: CEO

Dates of Service: May, 2023 - Present

Responsibilities: Samuel is the CEO and owns 100% of the company and is responsible for all activities. It has no employees and doesn't generate revenue. It is an asset holding company.

Other business experience in the past three years:

Employer: SoftPawPV, LLC

Title: CEO

Dates of Service: May, 2023 - Present

Responsibilities: Samuel is responsible for all aspects of the business including executing licensing deals and marketing.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Truthseeker Holding Company, LLC (100% owned and managed by Samuel Truthseeker)

Amount and nature of Beneficial ownership: 12,727,950

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Truthseeker Holding Company, LLC

Names of 20% owners: Samuel Truthseeker

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Truthseeker Holding Company is the named recipient of the Company's CalSEED grant

Material Terms: Truthseeker Holding Company executes on the CalSEED grant for Solvari and transfers technology to Solvari at the conclusion of the grant.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 12,727,950 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the

Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 6, 2025.

Solvari, Inc.

By   /s/ *Samuel Truthseeker*

     Name: Solvari, Inc.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Samuel Truthseeker, the CEO of Solvari, Inc, hereby certify that the financial statements of Solvari, Inc. and notes thereto for the periods ending 12/31/2023 and 12/31/2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Solvari, Inc. has not yet filed its federal tax return for 2025."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/29/2025 (Date of Execution).

(Signature) _Samuel Truthseeker_

(Title) CEO

(Date) 4/29/2025

Solvari, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Spark Checking Account	105,166.03
Spark Savings	754.41
Total Bank Accounts	**$105,920.44**
Accounts Receivable	
Accounts Receivable (A/R)	6,663.10
Total Accounts Receivable	**$6,663.10**
Other Current Assets	
Inventory Asset	105,959.63
Undeposited Funds	0.00
Total Other Current Assets	**$105,959.63**
Total Current Assets	**$218,543.17**
Fixed Assets	
Fixed Asset Computers	10,482.00
Accumulated Depletion	-10,482.00
Total Fixed Asset Computers	**0.00**
Fixed Asset Software	11,422.00
Accumulated Amortization	-11,131.00
Total Fixed Asset Software	**291.00**
Machinery & Equipment	
Depreciation	-5,763.76
Original cost	5,763.76
Total Machinery & Equipment	**0.00**
Total Fixed Assets	**$291.00**
TOTAL ASSETS	**$218,834.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Spark Visa Credit Card	24,171.87
Total Credit Cards	**$24,171.87**
Other Current Liabilities	
Direct Deposit Payable	-38.03
Payroll Liabilities	
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	12.76
Federal Unemployment (940)	42.00

Solvari, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Total Payroll Liabilities	**54.76**
PPP Loan Payable	0.00
Total Other Current Liabilities	**$16.73**
Total Current Liabilities	**$24,188.60**
Total Liabilities	**$24,188.60**
Equity	
Additional Paid in Capital	0.00
Contributions Samuel Truthseeker	539,754.47
Total Additional Paid in Capital	**539,754.47**
Capital Stock	100.00
Opening Balance Equity	0.00
Retained Earnings	261,419.49
Shareholder's Distributions	-65,000.00
Net Income	-541,628.39
Total Equity	**$194,645.57**
TOTAL LIABILITIES AND EQUITY	**$218,834.17**

Solvari, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Interest Income	117.18
Sales	14,779.75
Services	70,000.00
Total Income	**$84,896.93**
Cost of Goods Sold	
Job Supplies	174,262.02
Total Cost of Goods Sold	**$174,262.02**
GROSS PROFIT	**$ -89,365.09**
Expenses	
Advertising & Marketing	37,536.43
Bank Charges & Fees	18,469.04
Contractors	146,490.51
Insurance	2,112.16
Legal & Professional Services	119,621.10
Meals & Entertainment	4,209.76
Office Supplies & Software	13,571.35
Other Business Expenses	25.00
Payroll Expenses	
Taxes	8,444.75
Wages	105,416.70
Total Payroll Expenses	**113,861.45**
Rent & Lease	15,893.22
Shipping, Freight & Delivery	22,053.95
Taxes & Licenses	3,917.77
Travel	21,342.25
Uncategorized Expense	363.90
Utilities	295.42
Total Expenses	**$519,763.31**
NET OPERATING INCOME	**$ -609,128.40**
Other Income	
Prizes and Grants	67,500.00
Total Other Income	**$67,500.00**
Other Expenses	
Other Miscellaneous Expense	-0.01
Total Other Expenses	**$ -0.01**
NET OTHER INCOME	**$67,500.01**
NET INCOME	**$ -541,628.39**

Profit and Loss

Solvari, Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cash Rewards	9,188.49
Interest Income	18.57
Sales	39,000.11
Uncategorized Income	0
Uncollectible Accounts	-6,663.10
Total for Uncategorized Income	**-$6,663.10**
Total for Income	**$41,544.07**
Cost of Goods Sold	
Inventory Inputs	99,343.00
Job Supplies	42,976.01
Total for Cost of Goods Sold	**$142,319.01**
Gross Profit	**-$100,774.94**
Expenses	
Advertising & Marketing	31,582.33
Bank Charges & Fees	920.20
Car & Truck	6.80
Contractors	169,312.00
Insurance	1,674.91
Legal & Professional Services	47,342.99
Meals & Entertainment	1,695.83
Office Supplies & Software	13,926.21
Payroll Expenses	0
Taxes	11,008.43
Wages	119,541.70
Total for Payroll Expenses	**$130,550.13**
Rent & Lease	39,558.18
Shipping, Freight & Delivery	14,145.10
Taxes & Licenses	1,874.12
Travel	7,884.18
Uncategorized Expense	
Utilities	385.07
Total for Expenses	**$460,858.05**
Net Operating Income	**-$561,632.99**
Other Income	
Prizes and Grants	87,500.00
Total for Other Income	**$87,500.00**
Other Expenses	
Reconciliation Discrepancies	-410.00
Total for Other Expenses	**-$410.00**
Net Other Income	**$87,910.00**
Net Income	**-$473,722.99**

Solvari Balance Sheet - 2024

Solvari, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Spark Checking Account	785.77
Spark Savings	772.98
TCB Checking (9932) - 4	21,390.85
Total for Bank Accounts	**$22,949.60**
Accounts Receivable	
Accounts Receivable (A/R)	
Total for Accounts Receivable	**0**
Other Current Assets	
Inventory Asset	
Inventory Finished Goods	
Undeposited Funds	
Total for Other Current Assets	**0**
Total for Current Assets	**$22,949.60**
Fixed Assets	
Fixed Asset Computers	$10,482.00
Accumulated Depletion	-10,482.00
Total for Fixed Asset Computers	**0**
Fixed Asset Software	$11,422.00
Accumulated Amortization	-11,131.00
Total for Fixed Asset Software	**$291.00**
Machinery & Equipment	0
Depreciation	-5,763.76
Original cost	5,763.76
Total for Machinery & Equipment	**0**
Total for Fixed Assets	**$291.00**
Other Assets	
Total for Assets	**$23,240.60**

Solvari Balance Sheet - 2024

Solvari, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Spark Visa Credit Card	6,011.47
Total for Credit Cards	**$6,011.47**
Other Current Liabilities	
Direct Deposit Payable	
Payroll Liabilities	0
CA PIT / SDI	
CA SUI / ETT	-2.26
Federal Taxes (941/944)	-19.12
Federal Unemployment (940)	125.25
TX Unemployment Tax	
Total for Payroll Liabilities	**$103.87**
PPP Loan Payable	
Total for Other Current Liabilities	**$103.87**
Total for Current Liabilities	**$6,115.34**
Long-term Liabilities	
Total for Liabilities	**$6,115.34**
Equity	
Retained Earnings	-280,208.90
Net Income	-473,722.99
Additional Paid in Capital	$266,202.25
Contributions Samuel Truthseeker	569,754.90
Total for Additional Paid in Capital	**$835,957.15**
Capital Stock	100.00
Opening Balance Equity	
Shareholder's Distributions	-65,000.00
Total for Equity	**$17,125.26**
Total for Liabilities and Equity	**$23,240.60**

Balance Sheet

Solvari, Inc.

As of April 29, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Spark Checking Account	658.27
Spark Savings	772.98
TCB Checking (9932) - 4	54,731.32
Total for Bank Accounts	**$56,162.57**
Accounts Receivable	
Accounts Receivable (A/R)	
Total for Accounts Receivable	**0**
Other Current Assets	
Inventory Asset	
Inventory Finished Goods	
Undeposited Funds	
Total for Other Current Assets	**0**
Total for Current Assets	**$56,162.57**
Fixed Assets	
Fixed Asset Computers	$10,482.00
Accumulated Depletion	-10,482.00
Total for Fixed Asset Computers	**0**
Fixed Asset Software	$11,422.00
Accumulated Amortization	-11,131.00
Total for Fixed Asset Software	**$291.00**
Machinery & Equipment	0
Depreciation	-5,763.76
Original cost	5,763.76
Total for Machinery & Equipment	**0**
Total for Fixed Assets	**$291.00**
Other Assets	
Total for Assets	**$56,453.57**

Balance Sheet

Solvari, Inc.

As of April 29, 2025

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Spark Visa Credit Card	16,385.09
Total for Credit Cards	**$16,385.09**
Other Current Liabilities	
Direct Deposit Payable	
PPP Loan Payable	
Payroll Liabilities	0
CA PIT / SDI	
CA SUI / ETT	-2.26
Federal Taxes (941/944)	-19.12
Federal Unemployment (940)	-2.25
TX Unemployment Tax	
Total for Payroll Liabilities	**-$23.63**
Total for Other Current Liabilities	**-$23.63**
Total for Current Liabilities	**$16,361.46**
Long-term Liabilities	
Total for Liabilities	**$16,361.46**
Equity	
Retained Earnings	-753,931.89
Net Income	-32,996.05
Additional Paid in Capital	$322,165.15
Contributions Samuel Truthseeker	569,754.90
Total for Additional Paid in Capital	**$891,920.05**
Capital Stock	100.00
Opening Balance Equity	
Shareholder's Distributions	-65,000.00
Total for Equity	**$40,092.11**
Total for Liabilities and Equity	**$56,453.57**

Profit and Loss

Solvari, Inc.

January 1-April 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Discounts given	-13,435.56
Interest Income	2.12
Sales	15,665.88
Total for Income	**$2,232.44**
Cost of Goods Sold	
Inventory Inputs	5,000.00
Job Supplies	10,022.31
Total for Cost of Goods Sold	**$15,022.31**
Gross Profit	**-$12,789.87**
Expenses	
Advertising & Marketing	12,895.84
Contractors	79,849.78
Insurance	102.80
Legal & Professional Services	309.97
Meals & Entertainment	248.49
Office Supplies & Software	902.62
Rent & Lease	3,320.72
Taxes & Licenses	97.68
Total for Expenses	**$97,727.90**
Net Operating Income	**-$110,517.77**
Other Income	
Other Expenses	
Net Other Income	**0**
Net Income	**-$110,517.77**

| | Preferred Stock | | Common stock | | Additional | Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Inception	-	$ -		$ -	$ -	$ -	$ -
Issuance of founders stock		-	10,000	10	-	-	10
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	539,754	-	539,754
Net income (loss)	-	-	-	-	-	(541,628)	(541,628)
December 31, 2023	-	$ -	10,000	$ 10	$ 539,754	$ (541,628)	$ (1,864)
Shares issued to founder	-	-	12,717,950	1,272		-	1,272
Contributed capital					296,203		296,203
Stock option compensation	-	-	-	-		-	-
Net income (loss)	-	-	-	-	-	(473,722)	(473,722)
December 31, 2024	-	$ -	12,727,950	$ 1,282	$ 835,957	$ (1,015,350)	$ (178,111)
Shares issued for debt conversion	-	-		-		-	-
Shares issued for cash	-	-	363,854	299,678		-	299,678
Shares issued for services	-	-		-		-	-
Conversion of preferred stock	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-		-	-
Stock option compensation	-	-	-	-		-	-
Net income (loss)	-	-	-	-	-	(110,317)	(110,317)
April 29, 2025	-	$ -	13,091,804	$ 300,960	$ 835,957	$ (1,125,667)	$ 11,250

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

Solvari, Inc.

Statement of Cash Flows

January 1 - April 29, 2025

	TOTAL
OPERATING ACTIVITIES	
Net Income	-32,996.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Spark Visa Credit Card	10,373.62
Payroll Liabilities:Federal Unemployment (940)	-127.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**10,246.12**
Net cash provided by operating activities	**$ -22,749.93**
FINANCING ACTIVITIES	
Additional Paid in Capital	55,962.90
Net cash provided by financing activities	**$55,962.90**
NET CASH INCREASE FOR PERIOD	**$33,212.97**
Cash at beginning of period	22,949.60
CASH AT END OF PERIOD	**$56,162.57**

Solvari, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-583,278.64
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-25.00
Inventory Asset	-105,959.63
Spark Visa Credit Card	-21,323.66
Direct Deposit Payable	3,758.85
Payroll Liabilities:CA PIT / SDI	-400.98
Payroll Liabilities:CA SUI / ETT	0.00
Payroll Liabilities:Federal Taxes (941/944)	-7,586.73
Payroll Liabilities:Federal Unemployment (940)	-84.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-131,621.15**
Net cash provided by operating activities	**$ -714,899.79**
FINANCING ACTIVITIES	
Additional Paid in Capital	-55,024.37
Additional Paid in Capital:Contributions Samuel Truthseeker	525,024.37
Retained Earnings	-141,800.00
Shareholder's Distributions	111,800.00
Net cash provided by financing activities	**$440,000.00**
NET CASH INCREASE FOR PERIOD	**$ -274,899.79**
Cash at beginning of period	380,820.23
CASH AT END OF PERIOD	**$105,920.44**

Solvari, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-473,716.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	6,663.10
Inventory Asset	105,959.63
Inventory Finished Goods	0.00
Spark Visa Credit Card	-18,160.40
Direct Deposit Payable	38.03
Payroll Liabilities:CA PIT / SDI	0.00
Payroll Liabilities:CA SUI / ETT	-2.26
Payroll Liabilities:Federal Taxes (941/944)	-31.88
Payroll Liabilities:Federal Unemployment (940)	83.25
Payroll Liabilities:TX Unemployment Tax	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**94,549.47**
Net cash provided by operating activities	**$ -379,166.68**
FINANCING ACTIVITIES	
Additional Paid in Capital	266,202.25
Additional Paid in Capital:Contributions Samuel Truthseeker	30,000.43
Net cash provided by financing activities	**$296,202.68**
NET CASH INCREASE FOR PERIOD	**$ -82,964.00**
Cash at beginning of period	105,920.44
CASH AT END OF PERIOD	**$22,956.44**

NOTE 1 – NATURE OF OPERATIONS

Solvari, Inc. was formed on May 31st 2023 ("Inception") in the State of Delaware. The financial statements of Solvari, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Round Rock, Texas

Solvari, Inc. produces an all-in-one solar panel for the residential market. Solvari's solar panel includes all the hardware, flashing, mounts, and power electronics required for installation eliminating the complexity typically associated with residential solar products. This simplicity allows Solvari's panels to be installed much quicker than traditional technologies. Solvari's panels and technology are also significantly easier to learn to use, which, in conjunction with the easy install, accelerates the number of jobs a solar installer can complete in a day and makes solar accessible to traditional trades such as roofers, electricians and plumbers, as well as DIY'ers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

      Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

      Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

      Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of solar panels and ancillary equipment and services when (a) there is persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Solvari has no debt or appreciable inventories.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.0001 with the exception of 10,000 shares that are at par value of $0.001. As of 4/30/2025 the company has currently issued 13,091,804 shares of our common stock.

Preferred Stock
We have authorized the issuance of 5,000,000 shares of our preferred stock with par value of $0.0001. As of 4/30/2025 the company has currently issued 0 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has not undertaken any related party transactions, though the Company does expect to issue shares to certain advisory board members in the coming year.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 30th 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Samuel Truthseeker, Principal Executive Officer of Solvari, Inc., hereby certify that the financial statements of Solvari, Inc. included in this Report are true and complete in all material respects.

Samuel Truthseeker

CEO